Exhibit 99.1

QUIPT HOME MEDICAL ANNOUNCES TERMINATION OF AT-THE-MARKET EQUITY PROGRAM

Cincinnati, Ohio – June 1, 2023 – Quipt Home Medical Corp. (the “Company” or “Quipt”) (NASDAQ: QIPT; TSXV: QIPT), a U.S. based home medical equipment provider, focused on end-to-end respiratory care, today announced it has terminated its previously announced “at-the-market” (“ATM”) equity program put in place pursuant to an equity distribution agreement dated May 15, 2023 by and among the Company, Canaccord Genuity and Beacon Securities Limited. The Company has not made use of this ATM and, has elected to terminate the ATM as a result of market conditions and to limit uncertainty and unfavorable dilution for its shareholders during this period of global market uncertainty.

Greg Crawford, the Company’s CEO, commented, “Given our robust balance sheet with modest leverage, strong operating cash flow generation and track record of careful capital deployment with a focus on enhancing long-term shareholder value, we opted to discontinue the ATM program to limit uncertainty and potential unfavorable dilution for our shareholders,” said Greg Crawford, CEO and Chairman of Quipt. “On the heels of our exceptional fiscal Q2 2023 financial results, the installation of the ATM was done to economically diversify our potential sources of capital to fund our long-term acquisition strategy focused on accretive acquisition opportunities. As we previously announced, the Company had no current intention of making use of the ATM given the significant liquidity profile we have, and believed it was a prudent tool to have in place for the future if such a time arose where it made sense. Given the response from shareholders, and significant disconnect between our valuation and fundamentals of the business, as well as the fact that the Company does not require the ATM for capital, we have come to the conclusion that the ATM program is not appropriate for the Company and have made the decision to immediately terminate it. The conversations that we have had with many of our shareholders have been incredibly constructive, and the termination shows our willingness to consider our shareholders’ concerns and act accordingly. Our business continues to perform very strongly, and we are committed to executing on our long-term strategic growth strategy with the ample liquidity access we have.”

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

ABOUT QUIPT HOME MEDICAL CORP.

The Company provides in-home monitoring and disease management services including end-to-end respiratory solutions for patients in the United States healthcare market. It seeks to continue to expand its offerings to include the management of several chronic disease states focusing on patients with heart or pulmonary disease, sleep disorders, reduced mobility, and other chronic health conditions. The primary business objective of the Company is to create shareholder value by offering a broader range of services to patients in need of in-home monitoring and chronic disease management. The Company’s organic growth strategy is to increase annual revenue per patient by offering multiple services to the same patient, consolidating the patient’s services, and making life easier for the patient.

Reader Advisories

There can be no assurance that any of the potential acquisitions in the Company’s pipeline or in negotiations will be completed as proposed or at all and no definitive agreements have been executed. Completion of any transaction will be subject to applicable director, shareholder, and regulatory approvals.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Certain statements contained in this press release constitute "forward-looking information" as such term is defined in applicable Canadian securities legislation. The words "may", "would", "could", "should", "potential", "will", "seek", "intend", "plan", "anticipate", "believe", "estimate", "expect", "outlook", and similar expressions as they relate to the Company, including: the Company anticipated capital needs and sufficiency of liquidity resources; are intended to identify forward-looking information. All statements other than statements of historical fact may be forward-looking information. Such statements reflect the Company's current views and intentions with respect to future events, and current information available to the Company, and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements that may be expressed or implied by such forward-looking information to vary from those described herein should one or more of these risks or uncertainties materialize. Examples of such risk factors include, without limitation: risks related to credit, market (including equity, commodity, foreign exchange and interest rate), liquidity, operational (including technology and infrastructure), reputational, insurance, strategic, regulatory, legal, environmental, and capital adequacy; the general business and economic conditions in the regions in which the Company operates; the ability of the Company to execute on key priorities, including the successful completion of acquisitions, business retention, and strategic plans and to attract, develop and retain key executives; difficulty integrating newly acquired businesses; the ability to implement business strategies and pursue business opportunities; low profit market segments; disruptions in or attacks (including cyber-attacks) on the Company's information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behavior to which the Company is exposed; the failure of third parties to comply with their obligations to the Company or its affiliates; the impact of new and changes to, or application of, current laws and regulations; decline of reimbursement rates; dependence on few payors; possible new drug discoveries; a novel business model; dependence on key suppliers; granting of permits and licenses in a highly regulated business; the overall difficult litigation environment, including in the U.S.; increased competition; changes in foreign currency rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the availability of funds and resources to pursue operations; critical accounting estimates and changes to accounting standards, policies, and methods used by the Company; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; and risks related to COVID-19 including various recommendations, orders and measures of governmental authorities to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place and social distancing, disruptions to markets, economic activity, financing, supply chains and sales channels, and a deterioration of general economic conditions including a possible national or global recession; as well as those risk factors discussed or referred to in the Company’s disclosure documents filed with United States Securities and Exchange Commission and available at www.sec.gov, and with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should any factor affect the Company in an unexpected manner, or should assumptions underlying the forward-looking information prove incorrect, the actual results or events may differ materially from the results or events predicted. Any such forward-looking information is expressly qualified in its entirety by this cautionary statement. Moreover, the Company does not assume responsibility for the accuracy or completeness of such forward-looking information. The forward-looking information included in this press release is made as of the date of this press release and the Company undertakes no obligation to publicly update or revise any forward-looking information, other than as required by applicable law.

For further information please visit our website at www.Quipthomemedical.com, or contact:

Cole Stevens

VP of Corporate Development

Quipt Home Medical Corp.

859-300-6455

cole.stevens@myquipt.com

Gregory Crawford

Chief Executive Officer

Quipt Home Medical Corp.

859-300-6455

investorinfo@myquipt.com